

April 18, 2013

Via E-mail
Howard S. Lanznar, Esq.
Executive Vice President & Chief Administrative Officer
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re:    Diamond Resorts International, Inc.**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 8, 2013**
> **CIK No. 0001566897**

Dear Mr. Lanznar:

　　We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition, page 59

Presentation of Certain Financial Metrics, page 67

1.　　We have reviewed your responses regarding your use of Adjusted EBITDA and the effects the change in estimate for vacation interest costs has on your results of operations. It appears that the elimination of the costs incurred to generate the revenue already included in your non-GAAP measure is misleading to investors.  As such, please revise your filing to exclude the presentation of such measure or provide us with more information as to why this exclusion is appropriate.

Howard S. Lanznar, Esq.
Diamond Resorts International, Inc.
April 18, 2013
Page 2

<u>Results of Operations, page 71</u>

2.      We have reviewed your response to comment 9 of our letter dated March 22, 2013.
        Please revise your filing to include the detailed information provided to us in your
        response regarding the change in vacation interest costs of sales.  The updated disclosures
        should quantification of the effects of each factor.

<u>Financial Statements</u>

<u>For the Year Ended December 31, 2012 and 2011</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 5. Mortgages and Contracts Receivable and Allowances for Loan..., page F-26</u>

3.      We note your disclosure that the negative provision for purchased portfolios for the year
        ended December 31, 2012 resulted from a change in estimate based on the final appraisal
        of the purchased Mystic Dunes mortgage pool. Please provide additional details of the
        facts and circumstances that lead to this adjustment.

<u>Note 21. Business Combinations, page F-60</u>

4.      We note your response to comment 12 of our letter dated March 22, 2013.  In regards to
        the customer relationships, please disclose the time period over which the cash flows
        were estimated and how management arrived at the estimate.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Shannon Sobotka at (202) 551-3856 or Kevin Woody at (202) 551-
3629 if you have questions regarding comments on the financial statements and related matters.
Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3852 with any other
questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director

cc:     Mark D. Wood, Esq.